Exhibit 1 - Press release dated January 27, 1994 by Imo Industries Inc.


For additional information contact:
Paul B. Lazovick
Director of Investor Relations
609-896-7615

FOR IMMEDIATE RELEASE

IMO INDUSTRIES ANNOUNCES ACTIONS TO STRENGTHEN COMPANY
REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR 1993 RESULTS
    LAWRENCEVILLE, NJ, January 27, 1994 - Donald
K. Farrar, President and Chief Executive Officer of Imo Industries Inc. (NYSE-IMD), announced today that Imo's Board of Directors has approved a series of actions designed to strengthen the Company and make it a more cost-effective competitor. As a result of these actions, Imo recorded for the fourth quarter of 1993 a loss from discontinued operations of $198 million, unusual items of approximately $24 million, and non-recurring tax provisions of $15 million.

    Mr. Farrar stated that, "The Board has
approved adding Electro-Optical Systems to the Company's asset divestiture program, and that business is now being accounted for as a discontinued operation. The charges relate to the anticipated loss on disposal of the Electro-
Optical Systems operations (consisting of Imo's subsidiaries Varo Inc. and Baird Corporation), reserves for expenses and related termination costs to consolidate various plant operations, reserves for previously recorded future tax benefits, and provision for anticipated losses on the sale of certain assets. Most of the charges are non-cash.

    "The anticipated loss of $168 million on disposal of Electro-Optical Systems assets is consistent with the impact of the post-cold war slowdown in defense spending on our Electro-
Optical Systems operations and its recent performance. The group had a loss from operations in 1993 of $45 million. Selling the business will help Imo to reduce its debt, halt further cash drain, and concentrate the Company's focus on its non-defense core businesses. We have engaged CS
First Boston to assist us with the sale, which we expect to accomplish in 1994.

    "The steps we are taking, combined with the Company's previously announced divestiture and debt-reduction initiatives, will create a more efficient and a more competitive Imo, with a sharper focus on its core businesses. These actions will lower our cost of doing business and hasten our earnings improvement. Benefits from these actions will be realized beginning in 1994, and increased savings will be realized in subsequent years. As a consequence, we expect to report a profit for 1994.

    "In Imo's third quarter report to shareholders
I noted that Imo's expense structure is too high for its present size, and that it is configured with too many small operating units around the world.
Cost-cutting measures to address these issues include consolidating our four domestic turbo-machinery aftermarket maintenance divisions into one TurboCare division, which will allow us to reduce the number of facilities and to eliminate duplicative functions; consolidating certain operations in our European mechanical controls and automotive components divisions; and revising operating processes and reducing employment levels at our turbomachinery, pumps and other operations.
The number of employees company-wide is forecast to decline by approximately 700, or 11%, between mid-1993 and mid-1994. Charges related to these actions amount to approximately $9 million in loss from continuing operations. The restructurings are expected to provide net cash benefits of approximately $4 million in 1994 and $15 million in 1995.

    "As a result of the loss recorded in the fourth quarter of 1993, the Company provided reserves of $15 million against previously recorded future tax benefits. These tax benefits may be realized in future years.

    "Our asset divestiture program, first
announced in the latter part of 1992, has generally proceeded as planned, with the sale of six divisions for a total of approximately $91 million. Proceeds from these sales have been used to reduce senior debt. Total debt at the end of the year was $408 million, down from $480 million at the end of 1992. However, based on current conditions, we believe that certain remaining assets designated for sale, both operating units and land, are unlikely to net the sale prices originally expected. Therefore, we are providing approximately $10 million in loss from continuing operations for the loss we now anticipate for that program as a whole."

    While the fourth quarter charges resulted in the Company being in non-compliance with certain financial covenants in its senior lending agreements, the Company has obtained agreement from its senior lenders that the charges will not prohibit the Company from obtaining new letters of credit from these lenders. The Company is seeking consent of the holders of its 12.25% Senior Subordinated
Debentures due 1997 primarily because the fourth quarter charges limit the ability of the Company's subsidiaries to continue to fund their operations.
Permanent waivers of the defaults from the senior lenders are contingent upon receipt of the requested consent from the Debenture holders.

    FOURTH QUARTER AND FULL-YEAR RESULTS
    (unaudited)

Largely as the result of unusual items and tax reserves, Imo had a loss from continuing operations of $47.8 million ($2.82 per share) in the fourth quarter of 1993 and $39.1 million ($2.32 per share) for the year.
This compares with a profit of $3.9 million ($0.23 per share) in the fourth quarter of 1992 and a loss of $22.3 million ($1.32 per share) for the year.

    Excluding unusual items and tax reserves, the loss from continuing operations was $9.0 million in the fourth quarter of 1993 and $6.4 million for the year. This compares with a profit of $3.9 million in the fourth quarter of 1992 and a loss of $6.0 million for the year.

    Including extraordinary items and discontinued operations, there was a net loss of $245.6 million in the fourth quarter and $270.6 million for the year.

    Sales from continuing operations in the fourth quarter were $153.1 million, down 24% from $201.9 million in the fourth quarter of 1992. Sales from continuing operations for the full year
1993 were $641.7 million, down 13% from $733.6 million the prior year. Adjusted for divestitures and changes in foreign exchange rates, fourth quarter and full year sales were down 11% and 4% respectively.

    Backlog for continuing operations at year-end 1993 was $210 million, compared with $242 million at the start of the period adjusted to give effect to asset sales.



IMO INDUSTRIES INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(Amounts in thousands, except per share data)
                               Three Months Ended December 31
                                          (Unaudited)
                                       1993       1992(a)
Net Sales                          (a) $153,067  $201,871

Gross Profit                             39,810    56,505

Unusual Items                   (a)(b)  (23,726)      ---
Segment Operating Income (Loss) (a)(b)  (15,226)   20,485

Income (Loss) From Continuing
  Operations Before Income Taxes,
  Minority Interest, Extraordinary
  Item and Cumulative Effect of
  Accounting Change                (b)  (32,697)    5,635

Income Taxes                       (c)   15,000     1,809

Minority Interest                            58       (66)

Income (Loss) From Continuing
  Operations Before Extraordinary
  Item and Accounting Change            (47,755)    3,892

Discontinued Operation, Net of Taxes:(a)
  Loss from Operations                  (29,789)   (3,559)
  Estimated Loss on Disposal           (168,014)      ---
                                       (197,803)   (3,559)
Income (Loss) Before Extraordinary
  Item and Accounting Change           (245,558)      333

Extraordinary Item                       ---          ---
Cumulative Effect of Change
  in Accounting Principle                ---          ---

Net Income (Loss)                     ($245,558)     $333

Earnings (Loss) Per Share:
  Before Extraordinary Item
    and Accounting Change:
     Continuing Operations               ($2.82)    $0.23
     Discontinued Operation             ($11.70)   ($0.21)
  Net Income (Loss)                     ($14.52)    $0.02

Average Shares Outstanding               16,911    16,874

Bookings:                          (a)
      Core Operations                  $121,515  $126,993
      Divestiture Businesses              8,539    22,241
              Total Bookings           $130,054  $149,234
See attached notes.


                            Twelve Months Ended December 31
                                        (Unaudited)
                                       1993       1992(a)
Net Sales                          (a) $641,709  $733,603

Gross Profit                            182,940   187,807

Unusual Items                   (a)(b)  (17,726)  (24,000)
Segment Operating Income        (a)(b)   32,512    21,486

Income (Loss) From Continuing
  Operations Before Income Taxes,
  Minority Interest, Extraordinary
  Item and Cumulative Effect of
  Accounting Change                (b)  (23,977)  (32,168)

Income Taxes                       (c)   15,000   (10,326)
Minority Interest                           164       418

Income (Loss) From Continuing
  Operations Before Extraordinary
  Item and Accounting Change            (39,141)  (22,260)

Discontinued Operation, Net of Taxes:(a)
  Loss from Operations                  (45,316)  (32,740)
  Estimated Loss on Disposal           (168,014)      ---
                                       (213,330)  (32,740)
Income (Loss) Before Extraordinary
  Item and Accounting Change           (252,471)  (55,000)

Extraordinary Item                 (d)  (18,095)      ---
Cumulative Effect of Change
  in Accounting Principle          (e)   ---      (27,590)

Net Income (Loss)                     ($270,566) ($82,590)

Earnings (Loss) Per Share:
  Before Extraordinary Item
    and Accounting Change:
     Continuing Operations               ($2.32)  ($1.32)
     Discontinued Operation             ($12.63)  ($1.94)
  Net Income (Loss)                     ($16.02)  ($4.90)

Average Shares Outstanding               16,891   16,869

Bookings:                          (a)
      Core Operations                  $530,361  $612,699
      Divestiture Businesses             78,568   100,296
              Total Bookings           $608,929  $712,995

Backlog                                $210,024  $277,698

See attached notes.




IMO INDUSTRIES INC. AND SUBSIDIARIES
Financial Highlights
Excludes Discontinued Operations
(Dollars in thousands)
                               Three Months Ended December 31
                                       (Unaudited)
                                      1993       1992(a)
Net Sales:                         (a)
      Core Operations                  $144,311 $172,330
      Divestiture Businesses              8,756   29,541
               Total Net Sales          153,067  201,871

Gross Profit:                      (a)
      Core Operations                    37,156   46,499
      Divestiture Businesses              2,654   10,006
               Total Gross Profit        39,810   56,505

Segment Operating Income (Loss):   (a)
      Core Operations                    (5,418)  16,452
      Divestiture Businesses             (9,808)   4,033

Total Segment Operating Income (Loss)   (15,226)  20,485

Unallocated Items, Net             (f)   (7,175)  (2,290)

Net Interest Expense               (g)  (10,296) (12,560)

Income (Loss) From Continuing
  Operations Before Income Taxes,
  Minority Interest, Extraordinary
  Item and Cumulative Effect of
  Accounting Change                    ($32,697)  $5,635

Memo:
Unusual Items:                     (b)
      Core Operations                   ($7,416)      ---
      Divestiture Businesses            (10,100)      ---
      Unallocated Items, Net             (6,210)      ---
             Total Unusual Items       ($23,726)      ---

Memo:
See attached notes.




                            Twelve Months Ended December 31
                                        (Unaudited)
                                      1993       1992(a)
Net Sales:                         (a)
      Core Operations                  $561,298  $619,736
      Divestiture Businesses             80,411   113,867
               Total Net Sales          641,709   733,603

Gross Profit:                      (a)
      Core Operations                   158,824   153,505
      Divestiture Businesses             24,116    34,302
               Total Gross Profit       182,940   187,807

Segment Operating Income:          (a)
      Core Operations                    30,408    28,545
      Divestiture Businesses              2,104    (7,059)
    Total Segment Operating Income       32,512    21,486

Unallocated Items, Net             (f)  (10,910)   (4,236)

Net Interest Expense               (g)  (45,579)  (49,418)

Income (Loss) From Continuing
  Operations Before Income Taxes,
  Minority Interest, Extraordinary
  Item and Cumulative Effect of
  Accounting Change                    ($23,977) ($32,168)

Memo:

Unusual Items:                     (b)
      Core Operations                   ($7,416)  ($8,000)
      Divestiture Businesses             (4,100)  (16,000)
      Unallocated Items, Net             (6,210)      ---
             Total Unusual Items       ($17,726) ($24,000)

Memo:

Total Indebtedness                 (h) $453,132  $515,866

See attached notes.

IMO INDUSTRIES INC. AND SUBSIDIARIES

Financial Highlights
(Dollars in thousands)
                               Three Mos. Ended  Twelve Mos.Ended
                                Dec. 31, 1993     Dec. 31. 1993
                                 (Unaudited)       (Unaudited)
Memo:

Continuing Earnings Before Interest
  and Taxes, Excluding Divestiture
  Businesses, Unusual Items and
  Significant Fourth Quarter
  Adjustments                      (a)   $9,187    $41,748
Depreciation and Amortization -
         Core Businesses           (a)    5,627     23,688
Capital Expenditures-              (a)    4,499     12,682
  Core Businesses
Cash Interest Expense, net  (g)(i)        9,497     43,396

Memo:

Net Loss                              ($245,558) ($270,566)
  Add Back: Minority Interest                58        164
                                       (245,500)  (270,402)
  Add Back:
  Extraordinary Item               (d)   ---        18,095
  Unusual Items and Significant
    Fourth Quarter Adjustments:
    Unusual Items:
      Continuing Operations        (b)   23,726     17,726
      Discontinued Operations:
        Estimated Loss on Disposal (a)  168,014    168,014
                                        191,740    185,740
    Significant Fourth Quarter
      Adjustments:
        Non Cash Items:
          Continuing Operations    (j)    8,046      8,046
          Discontinued Operations  (j)   23,304     23,304
          Tax Adjustments          (c)   15,000     15,000
                                         46,350     46,350
    Total Unusual Items and
      Significant
      Fourth Quarter Adjustments        238,090    232,090

  Discontinued Operations:
    Loss From Operations
    Before Unusual Items
      and Significant Fourth Quarter
      Adjustments                  (a)    6,485     22,012

Earnings Before Taxes,
  Unusual Items,
  Significant Fourth Quarter
  Adjustments, Discontinued
  Operations and Extraordinary Item        (925)     1,795

  Add Back:
  Interest Expense                 (g)   10,404     46,157

Earnings Before Interest, Taxes,
  Unusual Items, Significant
  Fourth Quarter Adjustments,
  Discontinued Operations and
  Extraordinary Item                      9,479     47,952

  Exclude:
  Income of Divestiture Businesses (a)     (292)    (6,204)

Continuing Earnings Before Interest and Taxes,
  Excluding Divestiture Businesses,
  Unusual Items and Significant
  Fourth Quarter Adjustments             $9,187    $41,748

See attached notes.


IMO INDUSTRIES  INC.  AND  SUBSIDIARIES

(a) As shown on  the Financial Highlights,
Continuing Operations have been grouped into  two
catgories,   Core Operations   and  Divestiture
Businesses. Core Operations represent those business which are not included as Discontinued
Operations  or Divestiture Businesses.

The Company has completed a significant portion of its previously announced asset divestiture program.
The Company sold its Heim Bearings, Aerospace and Barksdale Controls operations for proceeds of approximately $91 million in 1993. Operations from these businesses as well as businesses remaining to be sold other than the Electro-
Optical business have been segregated from the remaining core businesses of the Company and are classified as Divestiture Businesses.

Pursuant to  a plan approved  by the Board of
Directors, the Company intends to sell  its
Electro-Optical businesses.  The sale of these
operations is  planned to be consummated within
the year.  The  sale of this business is  being
accounted for as  a discontinued  operation.
Accordingly, its  operations have been  shown in
the Condensed  Consolidated Statements of Income
as Discontinued  Operations and  are not  included
in Divestiture   Businesses. The 1992 amounts have
been reclassified to conform to this presentation.

(b) The three months ended  December 31, 1993
include unusual charges of $23.7 million  in loss
from continuing operations. These   charges
include   $8.6   million   related  to   the
restructuring and  consolidation of certain of
the Company's operating units ($7.4 million
related to Core Operations and $1.2  million
included  in Unallocated  Items,  Net), $10.1
million  related  to  an  expected  loss,  based
on  current conditions,  related  to   the
Company's asset divestiture program (included in Divestiture Businesses), and $5 million in other costs (included in Unallocated Items, Net).

The twelve months ended December 31, 1993 include
unusual charges of $17.7 million  in loss from continuing
operations. These charges, as described above,
are net of unusual income of  $6.0   million
(included in Divestiture Businesses), incurred in the third quarter of 1993, as a result of a change in estimate related to legal costs associated with pending litigation.

The twelve months ended December 31, 1992 include unusual charges of $24.0 million in loss from continuing operations. These charges are principally provisions for the estimated costs associated with pending litigation and certain warranty and claim settlements ($8.0 million related to Core Operations and $16.0 million related to Divestiture Businesses).

(c) As a result of the loss recorded in the fourth quarter of 1993, the Company provided reserves of $15.0 million against previously recorded future tax benefits. These tax benefits may be realized in future years.

(d) The twelve months ended December 31,  1993
includes an extraordinary charge of $18.1 million representing fees and charges related to the restructuring of the Company's senior credit facilities.

(e) The twelve months ended December 31, 1992 includes a charge related to the adoption of Financial Accounting Standards Board Statement No. 106 Employer's Accounting for Postretirement Benefits Other Than Pensions. This charge has been reported as a cumulative effect of a change in accounting principle and was adopted and retroactively applied as of January 1, 1992.

(f) Unallocated items consists of corporate expenses not specifically attributable to a segment of the business as well as equity in income of unconsolidated subsidiary companies. The fourth quarter of 1993 includes unusual charges of $6.2 million related to unusual fees and restructuring charges. Equity in the income of unconsolidated subsidiaries was $3.7 million less in 1993 than in 1992.

(g) Interest amounts included in income (loss) from continuing operations for the three and twelve month periods ended December 31, 1993 and 1992, exclude interest allocated to the Discontinued
Operations of the Company. The amounts allocated are included in loss from operations of discontinued operations, net of taxes.

Amounts indicated as net are net of interest income of $.1 million, $.3 million, $.6 million and $.7 million for the three month periods ended December 31, 1993 and 1992 and the twelve month periods ended December 31, 1993 and 1992, respectively.

(h) In addition to notes  payable to banks and long-term debt
(both current and long-term portions) totaling $408.3 million and $479.7 million as of December 31, 1993 and 1992, respectively. Total Indebtedness includes contingent obligations, principally letters of credit and guarantees, totaling $44.8 million and $36.2 million as of December 31, 1993 and 1992, respectively.

(i) Cash interest expense represents interest expense excluding amortization of deferred debt issuance cost and interest allocated to discontinued operations and includes interest income. Interest allocated to Discontinued Operations for the three and twelve months ended December 31, 1993 were $2.6 million and $10.2 million, respectively.

(j) The three and twelve month periods ended December 31, 1993 include significant non-cash adjustments of $8.0 million in loss from continuing operations. These charges are principally related to estimated costs associated with settlements of pending claims and litigation of $5.0 million, and other costs of $3.0 related principally to valuation of assets. While these charges are operational in nature, it is not expected that they will reoccur at this level of magnitude in the future.

The three and twelve month periods ended December 31, 1993 include significant non-cash adjustments of $23.3 million, in loss from operations of discontinued operations. These charges are principally provisions for revised estimates-to-complete on current contracts of $13.9 million, other costs of $5.6 million related to the write-down of assets to net realizable value, $1.9 million of estimated costs associated with settlements of pending litigation and other costs of $1.9 million.